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SEC FILE NUMBER
8-51645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AmREIT Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 824
(No. and Street)

Houston	Texas	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Braun (713) 850-1400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Clay Street, Suite 2300	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Chad Braun, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to AmREIT Securities Company (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

President
Title

____
Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation of Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (See Note 1)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report. (Not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

AmREIT Securities Company (A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

SEC I.D. No. 8-51645

Financial Statements and Supplement Schedule for the Year Ended December 31, 2001, and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, Texas 77002-4196

Tel: (713) 982-2000
Fax: (713) 982-2001
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AmREIT Securities Company
Houston, Texas

We have audited the following financial statements of AmREIT Securities Company (the "Company") (a wholly owned subsidiary of AmREIT Realty Investment Corporation) for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the

Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements take as a whole.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

January 18, 2002

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 26,960
ACCOUNTS RECEIVABLE - Affiliates	36,225
PREPAID ASSETS	1,020
TOTAL	$ 64,205

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - Accounts payable and accrued liabilities	$ 44,132
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, 1,000 shares issued, authorized and outstanding, $.01 par value	10
Additional paid-in capital	42,578
Accumulated deficit	(22,515)
Total stockholder's equity	20,073
TOTAL	$ 64,205

See notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE - Commission income	$ 115,395
EXPENSES:	
Commissions	84,500
Regulatory fees	1,214
Professional and legal	28,837
Total expenses	114,551
NET INCOME	$ 844

See notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net income	$ 844
Adjustments to reconcile net income to net cash provided by operating activities - changes in operating assets and liabilities:	
Prepaid assets	(520)
Accounts receivable	(36,225)
Accounts payable and accrued liabilities	38,132
Net cash provided by operating activities and net increase in cash	2,231
FINANCING ACTIVITIES - Capital contributions	11,000
NET INCREASE IN CASH	13,231
CASH, BEGINNING OF YEAR	13,729
CASH, END OF YEAR	$ 26,960

See notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE, JANUARY 1, 2001	1,000	$ 10	$ 31,578	$ (23,359)	$ 8,229
Capital contribution			11,000		11,000
Net income				844	844
BALANCE, DECEMBER 31, 2001	1,000	$ 10	$ 42,578	$ (22,515)	$ 20,073

See notes to financial statements.

1. NATURE OF OPERATIONS AND ORGANIZATION

AmREIT Securities Company ("ASC") was incorporated in the state of Texas in February 1999, and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly owned subsidiary of AmREIT Realty Investment Corporation ("ARIC") and was established exclusively to distribute security commissions generated through direct participation programs and private placement activities conducted by AmREIT Opportunity Fund, Ltd. and other affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash or securities in connection with such transactions and operates pursuant to Rule 15c3-3 under the exemption of subsection (k)(2)(ii) under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934 as no such liabilities existed at December 31, 2001, or during the year then ended.

The accompanying financial statements have been prepared from the separate records maintained by ASC and may not necessarily be indicative of the conditions that would have existed or the results of operations if ASC had been operated as an unaffiliated company.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash - Cash consists of demand accounts with financial institutions.

Commissions - Commission income approximates 10.5% of investment contributions receivable by affiliated limited partnerships in corporate security offerings. All commissions are subject to moderate discretion determined by ARIC.

Income Taxes - ASC is a wholly owned subsidiary of ARIC and is included in the consolidated federal tax return filed by ARIC. As such, ASC does not calculate or record its income taxes on a separate return.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2001, ASC recognized commission income of $115,395 related to security offerings conducted by AmREIT Income and Growth Fund, Ltd. Commission expense of $84,500 was distributed to unaffiliated National Association of Securities Dealers, Inc. registered broker dealers and licensed brokers employed by ARIC.

4. NET CAPITAL REQUIREMENT

ASC is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2001, ASC had net capital, as defined, of $19,053, which was $14,053 in excess of its required net capital of $5,000.

* * * * * *

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of AmREIT Realty Investment Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 20,073
Deductions - nonallowable assets - prepaid assets	1,020
NET CAPITAL	19,053
CAPITAL REQUIREMENT:	
MINIMUM CAPITAL REQUIRED (GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 14,053
TOTAL AGGREGATE INDEBTEDNESS - Liabilities (from statement of financial condition)	$ 44,132
NET CAPITAL AS ABOVE	$ 19,053
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.32 to 1

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in ASC's unaudited FOCUS Report Part II as of December 31, 2001. Therefore, no reconciliation is deemed necessary.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, Texas 77002-4196

Tel: (713) 982-2000
Fax: (713) 982-2001
www.us.deloitte.com

Deloitte & Touche

January 18, 2002

To the Board of Directors of
AmREIT Securities Company
8 Greenway, Suite 824
Houston, Texas 77046

Dear Members of the Board:

In planning and performing our audit of the financial statements of AmREIT Securities Company (the "Company") (a wholly owned subsidiary of AmREIT Realty Investment Corporation) for the year ended December 31, 2001 (on which we issued our report dated January 18, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) listed additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP